ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 18, 2020

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Roundhill Acquirers Deep Value ETF (the “Fund”)
Dear Ms. Brutlag,
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 654 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on October 27, 2020 (the “Amendment”) (SEC Accession No. 0000894189-20-008563) with respect to the Fund, a series of the Trust. For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Amendment.
1.Comment: Please provide a copy of the white paper or methodology regarding how the Index is constructed and calculated, and a list of the Index constituents.
Response: The requested information was sent to the Staff under separate cover on December 18, 2020.
2.Comment: Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the three to five most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

3.Comment: Please consider adding disclosure explaining the risks associated with an index provider that has not previously provided an index for a registered product, if applicable.
Response: The Trust notes that the Fund’s index provider has been an index provider for one or more ETFs since 2019 and is also a registered investment adviser to an ETF. While the Trust respectfully declines to add the suggested disclosure, the following risk has been added:
Index Provider Risk. There is no assurance that the Index Provider, or any agents that act on its behalf, will compile the Index accurately, or that the Index will be determined, maintained, constructed, reconstituted, rebalanced, composed, calculated or disseminated accurately. The Fund’s adviser relies upon the Index Provider and its agents to compile, determine, maintain, construct, reconstitute, rebalance, compose, calculate (or arrange for an agent to calculate), and disseminate the Index accurately. Any losses or costs associated with errors made by the Index Provider or its agents generally will be borne by the Fund and its shareholders.
4.Comment: Please consider adding disclosure explaining the strategy and risks associated with investing in mid-capitalization companies, if applicable.
Response: The Trust notes that mid-capitalization companies comprised only approximately 2% of the Fund’s holdings as of October 23, 2020. Consequently, the Trust respectfully declines to add the suggested disclosure.
5.Comment: Please state in the investment strategies that the Fund is non-diversified.
Response: The requested change has been made.
6.Comment: Please consider adding “Concentration Risk” disclosure, if applicable.
Response: The requested change has been made.
7.Comment: In regards to the “Performance” section, please embolden the second paragraph to emphasize the change in the Fund’s strategy.
Response: The requested change has been made.
8.Comment: Please confirm whether the Fund has already shifted its investments to small-capitalization companies from large-capitalization companies, and if so, whether shareholders were notified of the shift. If the Fund has not yet changed its investments, please confirm whether the Fund is operating in accordance with its prospectus. Please also confirm whether investors were given 60 days’ notice of the change in accordance with Rule 35d-1.
Response: The Trust filed a supplement to the Fund’s prospectus on October 9, 2020 (SEC Accession No. 0000894189-20-008278), which was mailed to shareholders, to notify shareholders of changes to the Fund’s strategy effective October 23, 2020. On October 23, 2020, the Fund’s holdings shifted to small-capitalization companies based on the reconstitution of the Index per the revised methodology.
The Trust notes that the Fund’s name refers to a “deep value” strategy of investing in companies deemed to be significantly undervalued. The Commission noted in the adopting release to Rule 35d-1 that “the rule does not apply to fund names that incorporate terms such as . . . “value” that connote types of investment strategies as opposed to types of investments.”1 Consequently, the Trust does not believe that the rule is applicable to the Fund’s name and the Trust has not adopted a policy pursuant to Rule 35d-1. Moreover, the Trust notes that the Fund’s use of a “deep value” strategy has not changed since the Fund’s inception.
1 Investment Company Names, Release No. IC-24828 (effective March 31, 2001), at II.C.1.

9.Comment: In regards to the Average Annual Total Returns table included in the “Performance” section, please supplementally explain to the Staff why the new index is not included.
Response: The Trust notes that the Average Annual Total Returns table reflects performance for periods ended December 31, 2019, during which time the Fund tracked the Deep Value Index (the “Old Index”). Because the Fund did not begin tracking the Acquirers Deep Value Index (the “New Index”) until 2020, the returns of the New Index are not included in the table because they are not relevant to the returns of the Fund during the period covered by the table. The Trust notes that the table is footnoted to reiterate that, “[e]ffective June 22, 2020, the Fund’s investment objective changed from tracking, before fees and expenses, the performance of the [Old] Index to tracking, before fees and expenses, the performance of the [New] Index.”
10.Comment: Please consider repeating that the Fund’s strategies and risks have changed in the “Financial Highlights” section.
Response: The requested change has been made.
Comments Related to Material Changes to the Fund
11.Please supplementally inform the Staff how the Board of Trustees of the Trust (the “Board”) determined the changes to the Fund’s name, investment objective, strategies, and risks are consistent with its fiduciary duties and are in the best interests of the Fund’s shareholders, who did not vote for these changes. In your response:
a.explain in detail what information the Board considered, and how it weighed the information in arriving at its decision;
b.explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new fund; and
c.support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes as compared with starting a new fund.
12.Please also explain why the Adviser believes these changes are consistent with its fiduciary duty to the Fund.
13.Has the Fund notified its shareholders of these changes? If so, please provide the Staff with a copy of the notice and when and how (e.g., letter, e-mail) it was sent. If not, when will the Fund distribute such a notice and how?
14.What is the composition of the Fund’s shareholder base (e.g., affiliated vs. unaffiliated, retail vs. institutional, domestic vs. foreign)? What percentage of the Fund’s shares are held by retail investors?
15.Please explain why making these changes in a post-effective amendment to the registration statement of an existing Fund, as opposed to an amendment adding a new series, is consistent with the text and policy of Rule 485(a) under the Securities Act. Explain why you believe this does not provide an unfair competitive advantage over other registrants that add new series under Rule 485(a) that become effective within 75 days (as opposed to 60 days).
16.Please inform the Staff what percentage of the Fund’s current portfolio needs to be re-positioned as a result of these changes.
17.Have any shareholders, including Authorized Participants, contacted the Trust or Fund or intermediaries about this transition? If so, describe the nature of such communications, including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.

Response:
At a meeting on April 21–22, 2020, the Board considered information presented by the Adviser regarding the proposed change in index provider for the Fund. The information reflected that the Fund’s previous index provider had determined to cease publishing the Old Index, and, consequently, the Adviser was recommending a new index provider that would offer a similar “deep value strategy”. The Adviser provided a detailed description of the rules of the new index and a comparison of the constituents of the Old Index and the New Index. The Board was already familiar with the new index provider, which also serves as index provider and investment adviser to a different series of the Trust. In implementing the New Index, approximately 70% of the Fund’s portfolio was repositioned, although the Fund retained its focus on large-capitalization U.S. equities with deep value characteristics. Shareholders were informed of the change through a supplement to the Fund’s prospectus that was filed on June 5, 2020 (SEC Accession No. 0000894189-20-004404) and mailed to shareholders, which provided notice that the changes would take effect June 22, 2020.
Separately, at a meeting on October 7–8, 2020, the Adviser presented information to the Board regarding anticipated changes to the methodology of the New Index, which would result in the New Index shifting from applying its deep value strategy to a highly concentrated portfolio of large-capitalization stocks to applying it to a larger, more diversified portfolio of small-capitalization stocks. The Adviser noted that it was recommending that the Fund continue to track the New Index, which was consistent with the “deep value” approach of the Fund since its inception, but would improve the Fund’s diversification through a larger portfolio and provide small-capitalization exposure.
The Adviser noted that it believed that the changes would make the Fund more attractive to investors, which was important because the Fund was not economically viable for the long-term without attracting new assets. Consequently, the changes gave shareholders the opportunity for a continued deep value investment strategy without incurring the taxable nature of a liquidation. In implementing the changes to the New Index, all or substantially all of the Fund’s portfolio was repositioned, although the Fund retained its focus on U.S. equities with deep value characteristics. Shareholders were informed of the change through a supplement to the Fund’s prospectus that was filed on October 9, 2020 (SEC Accession No. 0000894189-20-008278), which was mailed to shareholders, to notify shareholders of changes to the Fund’s strategy and risks effective October 23, 2020.
The changes to the Fund’s underlying index retained the Fund’s primary characteristic of providing a deep value approach to selecting U.S.-listed equity securities, and the Fund’s prospectus clearly stated that the Fund’s investment objective could be changed without shareholder approval. Additionally, the Trust believes that changes of this nature are consistent with actions taken by investment company boards in the ordinary course of business without shareholder action, and that the organization of a new fund to accomplish these changes would require undue time and expense, would not enable Fund shareholders to benefit from the changes without potentially incurring a taxable transaction, and would not be in the best interests of shareholders. The Trust confirms that no shareholders or intermediaries have contacted the Trust about the changes.
The Adviser believes that the changes were in shareholders’ best interests because they were consistent with the Fund’s theme of identifying investment opportunities using a deep value strategy and, as a result, shareholders had the potential for increased returns and greater longevity for their investment in the Fund. The Trust notes that the notices to shareholders gave shareholders advance notice of the changes and the opportunity to sell their shares if they disagreed with the changes. The Trust notes that it did not see any significant redemption activity following either the change from the Old Index to the New Index or in connection with the changes to the New Index that shifted its focus to small-capitalization stocks.
Due to the nature of ETF trading, the Trust does not and will not know the composition of the shareholder base or the percentage of the Fund’s shares held by retail investors.
The changes were made in a post-effective amendment to the registration statement of an existing Fund because the post-effective amendment was filed for the purpose of making material changes to an existing series, rather than adding a new series, in accordance with Rule 485(a) under the Securities Act. Rule 485(a)(1) provides for automatic effectiveness of a post-effective amendment containing material changes to the registration statement of an existing fund on the sixtieth day after filing.2 Because the Fund is an existing series of the Trust, it would not be consistent with Rule 485(a) to file under Rule 485(a)(2), which specifically provides for the automatic effectiveness of a post-effective amendment adding a new series; however, it is entirely appropriate and consistent with the text and policy of Rule 485(a)(1) to file changes to an existing series, which are subject to the review of the SEC Staff.
The Trust does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because (i) the Trust is adhering to the rules promulgated under the Securities Act and the Staff’s pronouncements thereon; (ii) the changes to the registration statement are publicly available for the 60 days prior to the effectiveness of the registration statement; and (iii) other registrants may file for a new series under Rule 485(a)(2) and request acceleration of effectiveness of the registration statement under Rule 485(a)(3).

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If you have any questions regarding the above responses, please do not hesitate to contact me at 414-765-5586 or at michael.barolsky@usbank.com

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary
2 See ADI 2019-07 – Review of Certain Filings Under Automatic Effectiveness Rules.